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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated August 6, 2013

Commission file number 001-35788

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ARCELORMITTAL

 (Translation of Registrant’s name into English)

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19, Avenue de la Liberté, L-2930 Luxembourg,

Grand Duchy of Luxembourg

(Address of Registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-179763) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

The Company is refiling the consent of Deloitte Audit S.à.r.l. included in the Form 6-K of ArcelorMittal dated August 2, 2013 to correct a typographical error contained therein.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Consent of Deloitte Audit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2013

By:	/s/ HENK SCHEFFER
Name:	Henk Scheffer
Title:	Company Secretary